Exhibit (a)(7)

                                  ORGANIC, INC.
                               601 Townsend Street
                         San Francisco, California 94103

December 20, 2001

To Our Stockholders:

      A subsidiary of Seneca Investments LLC, which presently owns 80.9% of Organic's common stock, has commenced a tender offer to purchase for cash all publicly held common shares for $0.33 per share. Seneca's tender offer, which is subject to various conditions set forth in its offer to purchase previously sent to you, is currently scheduled to expire in early January 2002. If the tender offer is successful, Seneca has said it intends to effect a merger in which non-tendered shares would be acquired at the same price paid in the tender offer.

      After careful consideration, the Special Committee of the Board, which includes only independent directors, and the full Board of Directors have each unanimously concluded that the offer is fair to, and in the best interests of, Organic's public stockholders, and unanimously recommends that stockholders accept the offer and tender their shares pursuant thereto.

      In arriving at their recommendations, the Special Committee and the Board considered a number of factors, as described in the enclosed filing with the SEC. The Special Committee has also received a written opinion of Bear Stearns & Co. Inc. to the effect that, as of December 12, 2001, and based upon and subject to certain matters stated therein, the per share consideration to be received in the offer by the public holders of the shares is fair, from a financial point of view, to such holders. I urge you to carefully review these materials.

      If you have any questions regarding the offer, please contact the Information Agent at the telephone number set forth in the Offer to Purchase.

      On behalf of the Board of Directors

      /s/ Jonathan Nelson

      Jonathan Nelson